FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Minutes of the Meeting of the Board of Directors Cosan Limited held on May 7, 2014.
2.	Notice to Shareholders dated May 7, 2014 regarding dividend payment

Item 1

MINUTES of the meeting of the board of directors of Cosan Limited (the “Company”) held at the Company’s offices at Av. Pres. Juscelino Kubitschek, 1327, 4th floor, Sao Paulo, on May 7, 2014, at 11 a.m. (the “Meeting”).
According to the provisions of the Company’s Bye-Laws, some of the Directors participated of the meeting through telephone conference.

PRESENT:             Mailson Ferreira da Nobrega, Class I Director
Jose Alexandre Scheinkman, Class I Director
George E. Pataki, Class I Director

Marcus Vinicius Pratini de Moraes, Class II Director
Marcos Marinho Lutz, Class II Director
Marcelo de Souza Scarcela Portela, Class II Director
Burkhard Otto Cordes, Class II Director

Rubens Ometto Silveira Mello, Class III Director
Pedro Isamu Mizutani, Class III Director
Marcelo Eduardo Martins, Class III Director
Helio França, Class III Director

1.           CHAIRMAN

Rubens Ometto Silveira Mello was elected chairman of the Meeting (the “Chairman”) and Marcelo Eduardo Martins acted as secretary (the “Secretary”).

2.           NOTICE & QUORUM

The Chairman read the notice convening the Meeting and confirmed that notice had been given to all of the directors in accordance with the bye-laws and that a quorum was present.

3.           PREVIOUS MINUTES & MATTERS ARISING

The The minutes of the last meeting of the board of directors held on February 19, 2014 were taken as read and confirmed.

4.             DIVIDEND PAYMENT

According to Clause 34 of the Company’s Bye-Laws, it was proposed that the Company pay dividends to its class A and B shareholders from the profits incurred by the Company in the Fiscal Year ended on December, 31, 2013. It was noted that payment of the proposed dividend would comply with the requirements of section 54(1) of the Bermuda Companies Act 1981 namely that no there would be no reasonable grounds for believing that the Company would after the payment be unable to meet its liabilities as they become due or the realizable value of the Company’s assets would thereby be less than its liabilities.

It was RESOLVED that it was in the best interests of the Company that the Company pay, as dividends to its class A and B shareholders, including the owners of the Company’s BDRs, the amount of US$ 42,037,712.92, which shall be equally divided by the total amount of class A and B shares of the Company.

It was FURTHER RESOLVED that the dividends shall be paid on May 23, 2014, exclusively to the holders of the class A and B shares, and the Company’s BDRs on May 30, 2014 in the amount of US$ 0.155299860. The Board of Directors has fixed May 19, 2014 as the record date.

7.             CLOSE

There being no further business, the proceedings then concluded.

______________________________
Chairman

Item 2

COSAN LIMITED
BDR Issuer
Corp. Taxpayer ID (CNPJ): 08.887.330/0001-52

NOTICE TO SHAREHOLDERS

COSAN LIMITED (NYSE: CZZ, BM&FBovespa: CZLT33), announces to shareholders that, in Board of Directors Meeting held on May 07, 2014, it was approved the distribution of the total amount of dividends to be received from Cosan S.A. Indústria e Comércio on date to be defined, in accordance with the following terms:

Holders of class A and/or B shares (NYSE: CZZ):

i.
shareholders will receive payment of dividends relative to the 2013 fiscal year ended on December 31, 2013, in the total amount of US$ 42,037,712.92 (forty two million, thirty seven thousand, seven hundred and twelve United States Dollars and ninety two cents), corresponding to US$0.155299860 per class A and/or B shares;

ii.	the dividends Declaration Date will be May 7, 2014;
iii.	the above mentioned dividends Record Date will be May 19, 2014;
iv.	shares will trade "ex" as of May 15, 2014;
v.	the dividends Payment Date will be May 23, 2014.

Holders of Brazilian Depositary Receipts (BDR) (BM&FBovespa: CZLT33):

i.
BDR’s shareholders will receive payment of dividends relative to the 2013 fiscal year ended on March 31, 2013, in the total amount of US$ 42,037,712.92 (forty two million, thirty seven thousand, seven hundred and twelve United States Dollars and ninety two cents), corresponding to US$0.155299860 gross dividend value for BDR's shareholders which may be subject to withholding by the BDR's depositary bank, pursuant to the applicable legislation;

ii.	the above mentioned dividends Record Date for the BDR’s shareholders will be May 14, 2014;
iii.	the BDR’s will trade "ex" on May 15, 2014;
iv.	the dividends Payment Date for BDR’s shareholders will be May 30, 2014.

BDR holders with share custody accounts will receive the amounts in accordance with the procedures adopted by the Stock Exchange. For holders with registration information that does not include an individual or corporate tax identification number (CPF or CNPJ, respectively) or data identifying the bank, bank branch and checking account, the dividends will be credited on the third business day after the date on which a request is made to update the registration information, provided said holder effectively updates the registration information in person at a branch of Itaú Unibanco S/A that provides services to such investors. If the registration information is updated at a bank branch not specializing in providing shareholder services or by correspondence delivered to the stock and debentures unit at the address Unidade de Ações e Debêntures do Itaú.

São Paulo, May 07, 2014

Marcelo Eduardo Martins
CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	May 7, 2014	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer